

It's all about *Safety*

Gentex Corporation 2003 Annual Report

Table of Contents

NOTE: In an effort to reduce the cost of printing and shipping annual and interim reports and proxy materials next year, we encourage all shareholders to register to receive those documents via e-mail and vote your shares on the Internet, as it is the most cost-effective method. To register, visit the following Internet address and follow the directions on this site: https://icsdelivery.com/gntx/index.html. Thank you in advance for working with us to reduce expenses.

Introduction and Corporate Profile

The automotive industry seldom, if ever, rewards past accomplishments. Instead, it's driven by what's new, with an inexhaustible appetite for technology and features that reflects the rapid progress of the electronics age in the world around us.

For Gentex, that's meant developing a corporate culture that functions as a channel for innovation. It's no secret: our future success hinges on the ability to continue to develop, implement and manufacture in high volume those new, advanced products and features.

But the complexity of our products can sometimes detract from the simplicity of their purpose. In the excitement of new technology, it's easy to overlook the foundational underpinning that fuels each product's development. It's why we got started in this business, and one of the reasons that we remain successful.

We make products that help make driving safer.

Fast Facts

Gentex develops advanced electro-optical products – electronic devices combining photoelectric sensors and related electronic circuitry. We're the world's leading supplier of electrochromic, automatic-dimming rearview mirrors for the automotive industry, and develop advanced smoke detectors and signaling devices for the commercial fire protection market.

2003 Revenues: $469.0 million

Number of Employees: 2,012

Divisions:

1. Automotive Products (95% of revenues)
2. Fire Protection Products (5% of revenues)

Main Products:

1. Automatic-dimming interior and exterior mirrors and related electronic features
2. Smoke detectors, fire alarms and signaling devices

Locations:

Four facilities in Zeeland, Michigan; automotive sales and/or engineering offices in Detroit, Germany, France, the United Kingdom, Korea and Japan; and four regional sales offices for the Fire Protection Products Group.

6-Year Financial Summary

For the years ended December 31,	1998	1999
Net Sales	$222,292	$262,155
Operating Income	67,343	85,222
Net Income	50,307	64,864
Earnings Per Share – Diluted	$ 0.68	$ 0.86
Return on Average Equity	24.5 %	23.4 %
Weighted Average Shares Outstanding – Diluted	73,617	74,996
Number of Shareholders[1]	19,669	28,186
Cash Dividends Declared Per Share	$ -	$ -
Total Assets	254,890	337,673
Working Capital	100,510	121,745
Current Ratio	8:1	8:1
Cash, and Short- and Long-Term Investments	$152,807	$220,551
Plant and Equipment – Net	59,360	71,338
Long-Term Debt	0	0
Shareholders' Investment	237,008	317,051
Return on Average Assets	22.6 %	21.9 %
Capital Expenditures	$ 24,596	$ 21,968
Depreciation and Amortization	7,523	9,657
Market Performance: High	$ 22.00	$ 34.88
Low	$ 10.75	$ 16.00
Number of Employees	1,400	1,421

[1]Includes registered and estimated "street name" shareholders.

In thousands, except ratios, share and per share data, employees and percentages.

All per share data have been adjusted to reflect the two-for-one stock split effected in the form of a 100 percent common stock dividend issued in June 1998.

A 15-year summary of financial data is on pages 40 and 41.

Net Sales (in millions)



$500
400
300
200
100
0
1998
1999
2000
2001
2002
2003

Net Income (in millions)



$125
100
75
50
25
0
1998
1999
2000
2001
2002
2003

Earnings Per Share



$1.50
1.00
0.50
0
1998
1999
2000
2001
2002
2003

2000	2001	2002	**2003**	**2003 vs. 2002**
$297,421	$310,305	$395,258	**$469,019**	**19 %**
90,411	82,059	115,200	**146,575**	**27 %**
70,544	65,217	85,771	**106,761**	**24 %**
$ 0.93	$ 0.86	$ 1.12	**$ 1.37**	**22 %**
19.6 %	14.8 %	16.3 %	**16.8 %**	
75,518	75,872	76,602	**77,684**	**1 %**
37,293	34,191	31,361	**29,431**	**-6%**
$ -	$ -	$ -	**$ 0.30**	
428,129	506,823	609,173	**762,530**	**25 %**
170,865	238,873	247,738	**434,869**	**76 %**
10:1	12:1	10:1	**10:1**	
$291,459	$338,415	$419,010	**$539,223**	**29 %**
81,920	110,862	124,983	**126,807**	
0	0	0	**0**	
402,104	479,001	573,640	**693,643**	**21 %**
18.4 %	14.0 %	15.4 %	**15.6 %**	
$ 21,617	$ 45,298	$ 32,561	**$ 22,248**	**-32 %**
11,334	15,193	18,632	**20,426**	**10 %**
$ 39.87	$ 34.23	$ 33.50	**$ 44.98**	**34 %**
$ 16.19	$ 18.44	$ 23.52	**$ 23.90**	**2 %**
1,639	1,768	1,926	**2,012**	**4 %**

To Our Shareholders

March 12, 2004

We're pleased to report that we closed calendar year 2003 with record financial results. While 2003 was a year full of uncertainty – in the economy, in the stock market and in the automotive industry – there were signs of improvement near the end of the year, and we posted record revenues and net income for the Company.

For the year ended December 31, 2003, Gentex reported a 24 percent increase in net income to $106.8 million, or $1.37 per share, on a 19 percent increase in revenues to $469.0 million. The Company reported net income of $85.8 million, or $1.12 per share, on revenues of $395.3 million in 2002.

The Company's strong financial performance over the years has put the Company in a unique and enviable position: a growth company that also has the financial resources to pay a cash dividend. Based on The Jobs and Growth Tax Relief Reconciliation Act of 2003, which significantly reduced the federal income tax rate for shareholders who receive corporate cash dividends, the Board of Directors approved a change in the Company's cash dividend policy and declared a quarterly cash dividend of $0.15 per share. The declaration of a dividend has become a more tax-efficient means of returning value to shareholders, and demonstrates the Board of Director's confidence in the Company's long-term growth opportunities, strong net income and cash flow from operations, and solid financial condition. Paying a cash dividend may also make Gentex stock even more attractive to a broader range of investors. We are pleased to be able to regularly return a portion of our net earnings to our shareholders, while maintaining our significant investment in research and development, which is key to our future growth.

We are pleased with the record financial results that we achieved for calendar year 2003, despite the decline in light vehicle production in both North America and Western Europe in calendar 2003 compared with calendar year 2002. However, while light vehicle production declined in those markets for the year as a whole, there were signs of improvement, given the slight uptick in light vehicle production we saw in North America in the fourth quarter of 2003. Light vehicle production is currently projected to increase slightly in North America in 2004.

For calendar year 2003, total auto-dimming mirror unit shipments increased by 17 percent to a record 10.3 million units, compared with calendar year 2002. During that same period, automotive revenues increased by 19 percent from $374.2 million in 2002 to $446.3 million in 2003. Revenues in the Company's Fire Protection Products Group increased by eight percent from $21.0 million in 2002 to $22.7 million in 2003, primarily due to higher demand for signaling devices, as well as general improvement in this industry sector.



Gentex GmbH

The Company continues to more widely diversify its automatic-dimming mirror unit shipments on a geographic basis. During 2003, 55 percent of the Company's units were shipped to destinations in North America, 30 percent to Europe and 15 percent to the Asia/Pacific/Other regions. That compares to 64 percent, 27 percent and 9 percent in 2000 in those same regions, respectively. The increased percentages for the European and Asia/Pacific regions is illustrative of the fact that our business is growing at a faster rate in those areas and we are expanding our capabilities to support that growth. During 2003, we opened a satellite sales and engineering office in Munich, Germany, and we completed the construction of a new office and warehouse facility in Erlenbach, Germany, to meet the growing needs in those markets. It is important to note that the units shipped to the North American destinations include transplants (vehicle assembly plants that offshore automakers have built in the U.S., such as the BMW assembly plant in Spartanburg, South Carolina, where the X5 is built, and the Ontario, Canada, Toyota production facility where the Camry Solara is built). During 2003, mirror unit shipments to the transplants increased by approximately 45 percent compared with 2002. Unit shipments to the transplants are expected to continue to grow as more of these offshore automakers add vehicle assembly plants in North America.



Toyota Prius

A number of these assembly plants in North America are the places where those offshore automakers build high volume, mid-sized vehicles, and Gentex has significant existing or future business with many of those companies. Persuading automakers to offer our auto-dimming mirrors on vehicles in this high-volume segment has been a long-term goal for the Company, and we continue to make significant strides in that area – both for those vehicles produced at the North American transplants as well as in assembly plants outside North America. For instance, during 2003, the Company announced that it was shipping auto-dimming mirrors for the Audi A3 and A4; Nissan Murano and Maxima; Mazda 3, 6 and Tribute; Toyota Prius hybrid and RAV4; and more recently, the Volkswagen Golf, Europe's best-selling car. Growing our business in this high-volume segment remains a priority for the Company.



Acura TSX

One other top sales priority for the Company has been to obtain business with several automakers where we had none. During 2003, we achieved that goal at two very key accounts. In the second quarter of 2003, we were pleased to announce that we had secured our first business ever with Honda Motor Company on the Acura TSX Sports Sedan. We followed up that order with another announcement in the third quarter of 2003 about shipments for the Honda Inspire, a sub-luxury model that is sold only in Japan. Honda Motor Company had historically awarded all of its auto-dimming mirror business on its Acura line to a competitor, so we were very pleased to have been awarded both of these programs. And, the Honda Inspire was the first Honda-badged vehicle to ever offer an auto-dimming mirror.



Volvo S40

We also announced in the fourth quarter of 2003 that we began making shipments for the new Volvo S40 sedan. This business win was significant for Gentex in that Volvo had also previously awarded all of its auto-dimming mirror business to a competitor. That same situation was the case for all of the French automakers. However, we recently were pleased to announce that we started shipping auto-dimming mirrors for the Peugeot 407 in France.

Many of the mid-sized vehicles mentioned above are offering auto-dimming rearview mirrors with one or more added electronic features. And, during 2003, the Company continued to ship an increasing number of mirrors that include advanced electronic features beyond automatic dimming, such as compass and temperature displays, LED turn signals, HomeLink® Wireless Control System, LED map lamps or PRNDL lighting. The majority of the mid-size vehicle models utilizing the Company's auto-dimming mirrors also offer one or more of these features in the mirror. In calendar year 2003, approximately 56 percent of the total interior mirror units that the Company shipped had one or more of those features, compared with 53 percent in 2002 and 41 percent in 2001.

Safety is a key factor with respect to many of these features, and that's the main reason the development of SmartBeam™ is so important. As you may recall, SmartBeam is the intelligent high-beam headlamp control system that we developed that will

HomeLink and the HomeLink house are registered trademarks of Johnson Controls, Inc.

be sold as part of an interior auto-dimming mirror. We've had overwhelming interest from automakers globally, and we currently plan to introduce it on three vehicle models in North America during the 2005 model year. Other vehicles are scheduled to follow, including additional North American-built models, European models and vehicles in the Asia/Pacific region.

The fact that we offer SmartBeam and auto-dimming mirrors is even more significant based on the emphasis that is being placed on the elimination of glare during nighttime driving. Glare and the resultant issues for drivers is one of eight stated near-term (2003-2004) areas of priority for the National Highway Traffic Safety Administration (NHTSA), as glare-related complaints continue to increase. NHTSA regulates traffic issues in the United States.

Automatic-dimming mirrors, SmartBeam and other electronic displays or features that we offer in our mirrors help make driving safer. There are many people who believe that putting displays in the rearview mirror is safer for the driver to view in that location (as compared to the overhead console or instrument panel). In fact, in research conducted by J.D. Power and Associates during 2003, the majority of the respondents agreed that the rearview mirror is the superior location for certain information displays.

Electronic displays and features do not stop with our interior auto-dimming mirrors. In 2001, we started shipping an auto-dimming exterior mirror with a turn signal indicator, our first featured exterior mirror. Those mirrors are being offered on several high-volume General Motors vehicles, and there is interest from many other automakers. In recent research conducted by the University of Michigan Transportation Research Institute (UMTRI), the utilization of a turn signal indicator in the glass of an exterior mirror (as opposed to signals placed as either a sidemarker on the vehicle or in the exterior mirror shell) has been seen as being the safer way to warn other drivers of a driver's intent to turn or change lanes.

Growth prospects remain positive for automotive unit shipments in calendar 2004. We currently estimate that we can potentially achieve a 10-15 percent year-over-year rate of growth in mirror unit shipments in calendar 2004 compared with 2003. This estimate is based on recent J.D. Power expectations for light vehicle industry production in North America and Western Europe in calendar 2004 of approximately 16.3 million and 16.1 million vehicles, respectively.

With this projected unit increase, we are on the path toward achieving over one-half billion dollars in revenues in calendar 2004! When this company first developed the mechanical auto-dimming mirror in the late '70s and the electrochromic auto-dimming mirror in the early '80s, never in our wildest dreams did we think that we would sell ten million of these devices annually, let alone have revenues approaching the one-half billion dollar mark (OK, admittedly, maybe in our WILDEST dreams we thought of this!). In the J.D. Power and Associates 2003 Feature Contenting Report (FCR), auto-dimming mirrors were the third most-desired emerging feature (out of 29) among new vehicle buyers. The FCR is a syndicated study that provides the automotive industry with an in-depth analysis of vehicle features from the perspective of new-vehicle buyers.

While one-half billion dollars in revenues will certainly be a huge milestone for us, we have never been a company that's content with the status quo, and our current goals far exceed this. We're currently selling auto-dimming mirrors to nearly every major automaker in the world, and our customers offer auto-dimming plus other mirror-borne electronic features to consumers in nearly every vehicle segment that exists today. Yet, only 16 percent of the world's light vehicles offered an interior auto-dimming mirror in calendar 2003, so there continues to be significant opportunity for growth.

We have very good relationships with our customers and continue to work with them in meeting their goals for quality, delivery, performance and price reductions. In 2003, we were selected as one of the top global suppliers of both General Motors and DaimlerChrysler, our top two customers. At DaimlerChrylser, we were one of only eight suppliers globally to receive this honor, and one of only 71 globally at General Motors.

We have virtual price parity globally with our major competitor, and we often are asked how we are able to do this and continue to be among the most successful suppliers in the industry. There are several reasons, including "continuous improvement," a phrase that we use consistently and take very seriously at Gentex. Another phrase we use to describe the Gentex advantage is "manufacturing execution," which is made possible via vertically integrated engineering design and electronics and mirror element manufacturing. These are the primary reasons for our past success, and will continue to play a strategic part in our future success as we continue to push the envelope in quality and performance for these complex and difficult-to-manufacture products. We have a large team of engineering, manufacturing and process experts who are making improvements to products, manufacturing processes and equipment to help offset the rate at which we reduce prices. That's the bottom line in any industry, but the real secret is how we do it all so successfully at Gentex.



Wallace K. Tsuha

While the product, manufacturing and process secrets are those that will not be disclosed, another underlying reason for our success that we do openly discuss is the compensation structure at Gentex. All of our salaried employees are eligible for a reasonable number of stock options, and we think that's an important factor in the Company's past and future success. Our employees' interests are directly aligned with those of our other shareholders, as we believe they should be. They approach their jobs with the ownership mentality that has long been a foundation of our culture.

The ideas of ownership mentality, continuous improvement and manufacturing execution are all supported in spirit and in practice by the newest member of our Board of Directors, Wallace K. Tsuha, who was appointed to our Board in November 2003 (and is standing for election by our shareholders at the 2004 annual meeting). Wally was appointed to the Board of Directors to replace the vacancy created by the resignation of longtime Gentex Board Member Mickey Fouts, who retired after 22 years of service to our Board. Wally is chairman and chief executive officer of Saturn Electronics & Engineering, Inc. in Auburn Hills, Michigan, the company he founded. Saturn Electronics is a global supplier of automotive electronics, electrical wiring, and electro-mechanical products to original equipment manufacturers (OEMs) and their first tier suppliers. We believe that his strong business and technical skills and entrepreneurial background provide him with the keen ability to understand our business from both a technical and financial perspective, and that he will be an asset to the Company's Board and its shareholders.

Your support as shareholders is important to us as we continue to grow this dynamic company. We thank you for your continued interest in Gentex.

Sincerely,

Fred T. Bauer
Chairman of the Board and
Chief Executive Officer

Garth Deur
Executive Vice President

The Glaring Reality

Whether you measure it scientifically or anecdotally, the bottom line is the same: rearview mirror glare is annoying at best, and hazardous at worst. Gentex automatic-dimming mirrors detect glare from the cars traveling behind you and automatically dim to protect your vision and make nighttime driving safer. We've been helping eliminate rearview glare for over 20 years, but perhaps now, more than ever, the realities of glare are becoming dangerously clear.

So clear, in fact, that the National Highway Traffic Safety Administration (NHTSA), which regulates traffic safety issues, has ranked headlamp glare among its top study areas for 2004. NHTSA documents chronicle some 4,600 public-comment responses on glare-related issues, and identify the consequences of roadway glare.

Glare from headlamps ranks among NHTSA's (the National Highway Traffic Safety Administration) highest-priority rulemaking action areas for the near term (2003-2004).[1]

Publicly Identified Glare Consequences[2]

- Annoyance and road rage
- Reduced vision
- Difficulty in using mirrors
- Driver distraction
- An aversion to nighttime driving
- Eye strain
- Fear of being involved in a crash

So why is there so much glare on the road today? A number of different factors contribute to the problem.

Glare Factors

- New headlamp technologies, like xenon or high-intensity discharge (HID) headlamps (those high-powered headlamps with the bluish tint)
- Increased use of auxiliary lighting, such as fog and driving lamps
- Higher-mounted headlights of trucks and sport-utility vehicles
- More cars and trucks on the roadways today than ever before
- We're driving more at night than ever before
- An aging population that's more susceptible to glare

The public's increasing annoyance with glare, coupled with traffic safety groups' growing scrutiny of the topic, bodes well for Gentex. While roadway glare has always been a concern, the time is right for renewed interest in Gentex's core glare-elimination technology.

[1]NHTSA News Release, 33-03, July 21, 2003

[2]Forward Lighting: Problems, Research, Countermeasures; Michael Perel and Sanktokh Singh, NHTSA; SAE Government/Industry Meeting, 2003

According to the National Safety Council, fatal vehicle accidents increase sharply during the hours of darkness. Statistics show that the chances of being involved in some type of accident are about three times greater at night than during daylight hours.



Mirror Image

Over the years, Gentex has evolved into a sophisticated electronics company, supplying the automotive industry with a host of electronic features and technologies. However, our primary avenue for delivering this technology remains the same. Everything we make for the automotive industry is integrated into an automatic-dimming rearview mirror.

Arguably, no company has done more to enhance the mirror's image than Gentex. We've turned both interior and exterior rearview mirrors into strategic electronic modules designed to deliver added value to the customer and added revenue to the automotive manufacturer. But through it all, safety remains our hallmark.

Safer Driving

Some Gentex mirror features intrinsically enhance driving safety. One such feature is **telematics**, the industry term for in-vehicle navigation and communications systems. Gentex mirrors serve as the driver-interface for General Motor's OnStar® and DaimlerChrysler's U-Connect®.

While the services these systems offer vary greatly, they all assist the driver in navigation and hands-free cellular communications. Gentex even manufactures its own noise-cancellation **microphones** designed specifically to enhance hands-free cellular communications in the harsh automotive environment.

Safety On Display

Gentex mirrors are also home to a variety of information displays that make driving safer, including compass displays that aid navigation, and temperature displays that indicate when conditions are right for the formation of icy roads. Other types of displays indicate the status of passenger airbag systems, trip information (such as miles/distance to empty), etc.



Night Light

And let's not forget about **interior lighting**. Gentex mirrors come with a variety of interior lighting options, including high-intensity, white-light LED (light-emitting diode) map lamps, and either warm-amber or cool-blue center console lighting.

Because Gentex lighting solutions are housed in the rearview mirror, they're below the driver's line-of-sight, which prevents glare from reaching the driver's eyes. The center console lighting can remain illuminated continually at night, flooding the vehicle cabin with a soft glow that's perfect for finding toll-booth change, locating cup holders or interacting with vehicle controls.



On a monthly basis, OnStar currently responds to approximately 700 automatic airbag notifications, 700 stolen vehicle location requests, 250,000 routing calls, 28,000 remote unlock requests, 15,000 GM Goodwrench remote vehicle diagnostics, 13,000 roadside assistance calls, 7,000 emergency calls and 2,000 Good Samaritan calls.[1]

[1]General Motors OnStar news release; At a Moment's Notice, OnStar Advisors Provide Peace of Mind Through In-vehicle Safety and Security Services; January 4, 2004

Safety Makes Good Sense

According to the Insurance Institute for Highway Safety, about 80,000 pedestrians are injured in motor vehicle crashes annually in this country and, during the past decade, 4,700 to 6,000 pedestrians have died each year. Pedestrians have represented 11-17 percent of all U.S. motor vehicle deaths since 1975.

Gentex auto-dimming mirrors also house sophisticated sensors that make nighttime driving safer by automating headlamp usage. Gentex **headlamp control sensors** automatically turn your low beams on and off at dusk and dawn, and, when coupled with a skyward-facing sensor, can actually distinguish between tunnels and overpasses, activating your low beams when appropriate.

Gentex is also getting ready to ship **SmartBeam**™, an intelligent high-beam headlamp control system, beginning in the 2005 model year. SmartBeam uses a proprietary, mirror-borne, digital light sensor to automate the process of turning your high beams on and off according to surrounding traffic conditions. If ambient light levels are dark enough and no other traffic is present, SmartBeam will turn on your high beams. When SmartBeam sees the either the headlamps of oncoming vehicles or the taillamps of preceding vehicles, the system automatically turns off your high beams.

Studies show that drivers use their high beams less than 25 percent of the time in which conditions justify their use. In addition, pedestrians are much more vulnerable at night than during the day. For these reasons and more, SmartBeam stands to become a popular automotive safety feature.



A 2003 report by the National Center for Statistics and Analysis found that dark and dark-but-lighted locations are a major cause of pedestrian fatalities and injuries on U.S. roads, with nearly half of all fatalities occurring between 6 p.m. and midnight.

Location, Location, Location

When auto manufacturers offer consumers a new feature or display, you can't underestimate the importance of location. "Burying" a new feature somewhere in the instrument panel or requiring the driver to toggle through various display modes is a sure way to hamper the feature's introduction and usefulness, and subsequently limit its success.

If the feature is difficult to view and/or interact with, it also may create potentially dangerous driving scenarios. The more time your eyes are required to interact with a feature, the less time they're on the road.

This dilemma has spawned a whole new field of research, as automotive companies struggle to integrate new technology into the vehicle in a way that doesn't interfere with the primary task of driving.

Mirror-borne features and displays actually contribute to driving safety by allowing you to view and interact with a feature while keeping your eyes on the road ahead. The mirror is in the driver's natural line-of-sight and is viewed regularly, making it an ideal feature or display location.

The infusion of new in-vehicle technologies (IVTs) into automobiles may have important implications for driver safety, especially to the extent that these devices interfere with the primary driving task. One important issue is the placement or location of in-vehicle displays – specifically, whether the spatial separation between the IVT and the outside world is reduced (as in the case of head-up displays) or whether the two are highly separated (as in the case of head-down displays).[1]

[1]Does Workload Modulate the Effects of In-Vehicle Display Location on Concurrent Driving and Side Task Performance? William J. Horrey, Amy L. Alexander and Christopher D. Wickens; Technical Report AHFD-03-1/GM-03-1; January 2003

The National Highway Traffic Safety Administration (NHTSA) estimates that between 25 percent and 50 percent of all crashes are due to some type of driver distraction.



Safety Outside the Box



According to NHTSA and the U.S. Department of Transportation 2002 accident statistics, more than 413,000 accidents a year are caused by blind spot-related mishaps. Lane change accidents such as side swipes damage more than 826,000 vehicles and injure more than 160,000 people annually.

Gentex also manufactures exterior auto-dimming mirrors, which are rapidly increasing in popularity. Once found only on luxury cars and SUVs, they're now becoming an emerging feature on mid-sized vehicles. Three-mirror, automatic-dimming systems make nighttime driving safer by eliminating virtually all rearview mirror glare. They also house a variety of additional features designed to further enhance automotive safety.

Turn signals are one of the most "visible" exterior mirror features. Gentex integrates high-intensity, red LEDs into its exterior mirrors in a variety of shapes and patterns, which act as auxiliary turn signals. The LEDs shine directly through the rearview mirror glass, and are positioned so that a majority of their light is directed into the vehicle's blindspot, in order to alert vehicles alongside of you of impending merges, lane changes and turns.

Added safety is also the goal of Gentex's hydrophilic coating for exterior mirrors. Hydrophilic-coated exterior mirrors cause water to "sheet" – no beading – for improved rear vision and safety while driving in rainy conditions. The coating also acts as a photocatalyst, utilizing sunlight to break down dirt and grime on the mirror's surface, which keeps it clean and spot free.



Final testing of Gentex auto-dimming turn signal mirrors

Making it Safe for the Environment



Testing the electrical resistance of exterior mirror glass coating on one of Gentex's in-house coaters

Gentex is even making its products safer for the environment.

Virtually all mirrors use lead to help protect their reflective surfaces. So Gentex has developed a new highly reflective, highly conductive lead-free coating that minimizes haze and distortion while allowing the mirror to dim darker and clear faster than ever before, and its safer for the environment.

The typical auto-dimming mirror has historically used an analog photocell, or light sensor, that contains cadmium sulfide. Over the past few years, Gentex has developed and perfected a proprietary Active Light Sensor (ALS), which consists of a tiny CMOS (complementary metal oxide semiconductor) chip that contains a light-sensing element and the additional electronic circuitry necessary to communicate light levels to a microprocessor. The device is durable, relatively inexpensive, easy to manufacture, and it's free of cadmium sulfide.

The use of lead and cadmium sulfide are restricted by future End-of-Life Vehicle (ELV) directives, and all future Gentex mirror product designs will not contain those substances. ELV requirements are becoming law in some European and Asian countries, and Gentex technology allows manufacturers to meet ELV directives and evolving environmental standards.

Financials

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The policies described below represent those that are broadly applicable to its operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended. Accordingly, revenue is recognized based on the terms of the customer purchase order that indicates title to the product and risk of ownership passes to the customer upon shipment. Sales are shown net of returns, which have not historically been significant. Company does not generate sales from sale arrangements with multiple deliverables.

Inventories. Estimated inventory allowances for slow-moving and obsolete inventories are based on current assessments of future demands, market conditions and related management initiatives. If market conditions or customer requirements change and are less favorable than those projected by management, inventory allowances are adjusted accordingly.

Investments. The Company's investment committee regularly reviews its fixed income and equity investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. Management uses criteria such as the period of time that securities have been in an unrealized loss position, types of securities and their related industries, as well as published investment ratings and analyst reports to evaluate their portfolio. Management considers the unrealized losses at December 31, 2003, to be temporary in nature.

Self Insurance. The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of each such item from that in the indicated previous year.

	Percentage of Net Sales			Percentage Change	
Year Ended December 31	**2003**	2002	2001	**2002-2003**	2001-2002
Net Sales	**100.0 %**	100.0 %	100.0 %	**18.7 %**	27.4 %
Cost of Goods Sold	**58.1**	59.6	60.7	**15.7**	25.1
Gross Profit	**41.9**	40.4	39.3	**23.1**	30.9
Operating Expenses:					
Engineering, Research and Development	**5.7**	5.8	6.7	**15.8**	11.1
Selling, General and Administrative	**5.0**	5.5	6.2	**8.6**	11.5
Total Operating Expenses	**10.7**	11.3	12.9	**12.3**	11.3
Operating Income	**31.2**	29.1	26.4	**27.2**	40.4
Other Income	**2.5**	3.0	4.7	**(2.4)**	(18.4)
Income Before Provision for Income Taxes	**33.7**	32.1	31.1	**24.5**	31.5
Provision for Income Taxes	**10.9**	10.4	10.1	**24.5**	31.5
Net Income	**22.8 %**	21.7 %	21.0 %	**24.5 %**	31.5 %

RESULTS OF OPERATIONS: 2003 TO 2002

Net Sales. Automotive net sales increased by 19% on a 17% increase in mirror shipments, from 8,806,000 to 10,260,000 units, primarily reflecting increased penetration on 2003 and 2004 model year vehicles for electrochromic (auto-dimming) mirrors plus additional electronic content. North American unit shipments increased by 11%, while overseas unit shipments increased by 24% during 2003. Net sales of the Company's fire protection products increased 8%, primarily due to higher sales of the Company's signaling products.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold decreased from 60% to 58%, primarily reflecting product mix, improved productivity, and purchasing cost reductions, partially offset by automotive customer price reductions. Each factor is estimated to have impacted cost of goods sold by approximately 1-2%.

Operating Expenses. Engineering, research and development expenses increased approximately $3,641,000, but remained at 6% of net sales, primarily due to additional staffing for new electronic product development, including SmartBeam and telematics. Selling, general and administrative expenses increased approximately $1,838,000, but remained at 5% of net sales, primarily reflecting the continued expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth.

Other Income – Net. Investment income decreased $1,516,000 in 2003, primarily due to lower interest rates and shorter average maturities. Other income increased $1,232,000 in 2003, primarily due to realized gains on the sale of investments and customer-reimbursable projects.

Taxes. The provision for federal income taxes varied from the statutory rate in 2003 primarily due to Extra Territorial Income Exclusion Act exempted taxable income from increased foreign sales.

Net Income. Net income increased by 24%, primarily reflecting the increased gross margin and increased sales volume spread over fixed operating expenses in 2003.

RESULTS OF OPERATIONS: 2002 TO 2001

Net Sales. Automotive net sales increased by 29% on a 23% increase in mirror shipments, from 7,180,000 to 8,806,000 units, primarily reflecting increased penetration on 2002 and 2003 model year vehicles for interior auto-dimming mirrors and higher dollar content on certain 2003 model year vehicles. North American unit shipments increased by 19%, while overseas unit shipments increased by 28% during 2002. Net sales of the Company's fire protection products increased 1%, as shipments continued to be impacted by the reduced demand in the hotel construction industry after the September 11, 2001, terrorist attacks.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold decreased from 61% to 60%, primarily reflecting fixed manufacturing overhead expenses being spread over increased sales volume, product mix, and purchasing cost reductions, partially offset by automotive customer price reductions.

Operating Expenses. Engineering, research and development expenses increased approximately $2,288,000, but decreased from 7% to 6% of net sales, primarily due to additional staffing for new electronic product development, including SmartBeam and telematics. Selling, general and administrative expenses increased approximately $2,215,000, but decreased from 6% to 5% of net sales, primarily reflecting the expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth.

Other Income – Net. Investment income decreased $1,527,0000 in 2002, primarily due to significantly lower interest rates. Other income decreased $1,159,000 in 2002, primarily due to realized equity investment losses in 2002 compared to realized equity investment gains in 2001.

Taxes. The provision for federal income taxes varied from the statutory rate in 2002 primarily due to exempted taxable income under the Extraterritorial Income Exclusion Act from increased foreign sales, and tax-exempt interest income.

Net Income. Net income increased by 32%, primarily reflecting the higher sales volume and improved gross margin, partially offset by higher operating expenses, in 2002 as compared to 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition throughout the periods presented has remained very strong.

The Company's current ratio increased from 9.5 in 2002, to 9.6 in 2003, primarily as a result of the increase in cash and cash equivalents mostly offset by an increase in accrued liabilities.

Cash flow from operating activities for the year ended December 31, 2003, decreased $2,528,000 to $116,583,000, compared to $119,111,000 for the same period last year, primarily due to increased accounts receivable, partially offset by increased net income. Capital expenditures for the year ended December 31, 2003, were $22,248,000, compared to $32,561,000 for the same period last year, primarily due to the purchase of a company airplane in 2002. The Company currently anticipates capital expenditures of approximately $45 - 50 million for new facilities and equipment during 2004.

Cash and cash equivalents as of December 31, 2003, increased approximately $153,829,000 compared to December 31, 2002. The increase was primarily due to the sale of approximately $100 million of fixed-income investments, as well as cash flow from operations.

Accounts receivable as of December 31, 2003, increased approximately $23,065,000 compared to December 31, 2002. The increase was primarily due to increased sales and to a change in its supplier payment terms by the Company's largest customer, which formerly paid for each month's shipments by the end of the following month and, effective with the 2004 model year, now pays for each month's shipments by the beginning of the second month following the month of shipment.

Accrued liabilities as of December 31, 2003, increased approximately $14,955,000 compared to December 31, 2002, primarily due to the declaration of a quarterly cash dividend of $0.15 per share. On August 18, 2003, the Company announced a change in the Company's cash dividend policy and the initiation of a quarterly dividend at the rate of $0.15 per share. The increase in deferred taxes as of December 31, 2003, compared to December 31, 2002, is primarily due to a change from an unrealized loss on investments as of December 31, 2002, to an unrealized gain on investments as of December 31, 2003.

Management considers the Company's working capital of approximately $434,869,000 and long-term investments of approximately $145,616,000 at December 31, 2003, together with internally generated cash flow and an unsecured $5,000,000 line of credit from a bank, to be sufficient to cover anticipated cash needs for the next year and for the foreseeable future.

On October 8, 2002, the Company announced a share repurchase plan, under which the Company may purchase up to 4,000,000 shares based on a number of factors, including market conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors as the Company deems appropriate. During the first quarter of the year ended December 31, 2003, the Company repurchased 415,000 shares at a cost of approximately $10,247,000.

INFLATION, CHANGING PRICES AND OTHER

In addition to price reductions over the life of its long-term agreements, the Company continues to experience pricing pressures from its automotive customers, which have affected, and which will continue to affect, its margins to the extent that the Company is unable to offset the price reductions with productivity and yield improvements, engineering and purchasing cost reductions, and increases in sales volume. In addition, profit pressures at certain automakers are resulting in increased cost reduction efforts by them, including requests for additional price reductions, decontenting certain features from vehicles, and warranty cost-sharing programs, which could adversely impact the Company's sales growth and margins. Effective October 1, 2003, General Motors Corporation, the Company's largest customer, began including a 30-day escape clause into its contracts in the event its suppliers are not competitive on pricing. Effective January 1, 2004, Ford Motor Company began imposing new contract terms, including the right to terminate a supplier contract at any time for any or no reason, etc. The Company has taken written exception to these new contract clauses and terms by General Motors and Ford. The Company also continues to experience some pressure for raw material cost increases.

The Company generally supplies auto-dimming mirrors to its customers worldwide under annual blanket purchase orders. The Company currently supplies auto-dimming mirrors to DaimlerChrysler AG and interior auto-dimming mirrors to General Motors Corporation under long-term agreements. The long-term supply agreements with DaimlerChrysler AG and General Motors run through the 2006 model year.

Automakers have been experiencing increased volatility and uncertainty in executing planned new programs which have, in some cases, resulted in cancellations or delays of new vehicle platforms, package reconfigurations and inaccurate volume forecasts. This increased volatility and uncertainty has made it more difficult for the Company to forecast future sales and effectively utilize capital, engineering, research and development, and human resource investments.

The Company does not have any significant off-balance sheet arrangements or commitments that have not been recorded in its consolidated financial statements.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk.

The Company has some assets, liabilities and operations outside the United States, which currently are not significant. Because the Company sells its automotive mirrors throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Nearly all of the Company's non-U.S. sales are invoiced and paid in U.S. dollars; during 2003, approximately 6% of the Company's net sales were invoiced and paid in European euros. The Company currently expects that approximately 9-10% of the Company's net sales in 2004 will be invoiced and paid in European euros. The Company does not currently engage in hedging activities.

The Company manages interest rate risk and default risk in its fixed-income investment portfolio by investing in shorter-term maturities and investment grade issues. The Company's fixed-income investments' maturities at fair value (000,000), and average interest rates are as follows:

					Total Balance as of December 31,	
	2004	2005	2006	2007-2008	2003	2002
U.S. Government						
Amount	$36.2	$28.7	-	-	$64.9	$37.8
Average Interest Rate	2 %	1 %			2 %	4 %
Municipal						
Amount	-	$ 4.0	-	-	$ 4.0	$34.1
Average Interest Rate*		2 %			2 %	3 %
Certificates of Deposit						
Amount	$15.8	$ 5.6	$6.2	-	$27.6	$64.0
Average Interest Rate	4 %	5 %	3 %		4 %	5 %
Corporate						
Amount	$17.5	$ 3.3	-	$0.3	$21.1	$38.2
Average Interest Rate	5 %	7 %		7 %	6 %	6 %
Other						
Amount	$ 1.5	-	-	-	$ 1.5	$ 2.1
Average Interest Rate	3 %				3 %	4 %

*After-tax

Most of the Company's equity investments are managed by a number of outside equity fund managers who invest primarily in large capitalization companies trading on the U.S. stock markets.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Company has the following contractual obligations and other commitments (000,000) as of December 31, 2003:

	Total	Less than 1 Year	1-3 Years	After 3 Years
Long-term debt	$ -	$ -	$ -	$ -
Operating leases	0.8	0.4	0.3	0.1
Purchase obligations*	30.6	28.6	2.0	-
Dividends payable	11.6	11.6	-	-
	$43.0	$40.6	$2.3	$0.1

*Primarily for inventory parts and capital equipment.

Consolidated Balance Sheets

as of December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	**$322,662,971**	$168,834,111
Short-term investments	**70,943,685**	46,816,690
Accounts receivable	**58,955,823**	35,890,380
Inventories	**20,938,696**	17,742,009
Prepaid expenses and other	**11,848,156**	7,515,219
Total current assets	**485,349,331**	276,798,409
Plant and Equipment:		
Land, buildings and improvements	**49,232,072**	47,399,803
Machinery and equipment	**159,289,298**	142,684,762
Construction-in-process	**14,151,833**	11,740,511
	222,673,203	201,825,076
Less-Accumulated depreciation and amortization	**(95,866,321)**	(76,842,411)
	126,806,882	124,982,665
Other Assets:		
Long-term investments	**145,615,934**	203,358,933
Patents and other assets, net	**4,757,619**	4,032,660
	150,373,553	207,391,593
	$762,529,766	$609,172,667
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities:		
Accounts payable	**$ 18,259,111**	$ 11,793,726
Accrued liabilities:		
Salaries, wages and vacation	**3,657,546**	2,765,682
Income taxes	**1,161,865**	3,391,214
Royalties	**6,651,645**	6,587,477
Dividends payable	**11,556,122**	-
Other	**9,194,191**	4,521,936
Total current liabilities	**50,480,480**	29,060,035
Deferred Income Taxes	**18,405,955**	6,472,270
Shareholders' Investment:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued or outstanding	**-**	-
Common stock, par value $.06 per share; 100,000,000 shares authorized	**4,622,449**	4,573,282
Additional paid-in capital	**152,874,325**	123,923,391
Retained earnings	**528,358,825**	454,201,443
Deferred compensation	**(4,658,450)**	(3,042,935)
Accumulated other comprehensive income (loss):		
Unrealized gain (loss) on investments	**11,661,722**	(6,091,452)
Cumulative translation adjustment	**784,460**	76,633
Total shareholders' investment	**693,643,331**	573,640,362
	$762,529,766	$609,172,667

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Net Sales	**$469,019,365**	$395,258,436	$310,304,996
Cost of Goods Sold	**272,518,466**	235,611,182	188,301,693
Gross profit	**196,500,899**	159,647,254	122,003,303
Operating Expenses:			
Engineering, research and development	**26,613,770**	22,973,027	20,684,996
Selling, general and administrative	**23,311,853**	21,474,066	19,259,065
Total operating expenses	**49,925,623**	44,447,093	39,944,061
Income from operations	**146,575,276**	115,200,161	82,059,242
Other Income:			
Interest and dividend income	**10,241,276**	11,756,849	13,283,546
Other, net	**1,347,643**	115,781	1,274,712
Total other income	**11,588,919**	11,872,630	14,558,258
Income before provision for income taxes	**158,164,195**	127,072,791	96,617,500
Provision for Income Taxes	**51,403,000**	41,301,500	31,401,000
Net Income	**$106,761,195**	$ 85,771,291	$ 65,216,500
Earnings Per Share:			
Basic	**$ 1.39**	$ 1.14	$ 0.87
Diluted	**$ 1.37**	$ 1.12	$ 0.86
Cash Dividends Declared per Share	**$ 0.30**	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Investment

for the years ended December 31, 2003, 2002 and 2001

	Common Stock Shares	Common Stock Amount
BALANCE AS OF DECEMBER 31, 2000	74,291,082	$4,457,465
Issuance of common stock and the tax benefit of stock plan transactions	880,869	52,852
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment, net of tax	-	-
Unrealized loss on investments, net of tax	-	-
Other comprehensive loss	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2001	75,171,951	4,510,317
Issuance of common stock and the tax benefit of stock plan transactions	1,049,419	62,965
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment, net of tax	-	-
Unrealized loss on investments, net of tax	-	-
Other comprehensive loss	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2002	76,221,370	4,573,282
Issuance of common stock and the tax benefit of stock plan transactions	**1,234,446**	**74,067**
Repurchases of common stock	**(415,000)**	**(24,900)**
Dividends declared		
Amortization of deferred compensation	**-**	**-**
Comprehensive income:		
Net income	**-**	**-**
Other comprehensive income (loss):		
Foreign currency translation adjustment, net of tax	**-**	**-**
Unrealized gain on investments, net of tax	**-**	**-**
Other comprehensive income	**-**	**-**
Comprehensive income	**-**	**-**
BALANCE AS OF DECEMBER 31, 2003	**77,040,816**	**$4,622,449**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
$ 92,132,617		$303,213,652	$(2,532,327)	$ 4,832,154	$402,103,561
13,195,354		-	(1,444,019)	-	11,804,187
-		-	940,766	-	940,766
-	$ 65,216,500	65,216,500	-	-	65,216,500
-	(21,631)	-	-	-	-
-	(1,042,854)	-	-	-	-
-	(1,064,485)	-	-	(1,064,485)	(1,064,485)
-	$ 64,152,015	-	-	-	-
105,327,971		368,430,152	(3,035,580)	3,767,669	479,000,529
18,595,420		-	(1,090,222)	-	17,568,163
-		-	1,082,867	-	1,082,867
-	$ 85,771,291	85,771,291	-	-	85,771,291
-	141,038	-	-	-	-
-	(9,923,526)	-	-	-	-
-	(9,782,488)	-	-	(9,782,488)	(9,782,488)
-	$ 75,988,803	-	-	-	-
123,923,391		454,201,443	(3,042,935)	(6,014,819)	573,640,362
29,631,534		**-**	**(2,733,723)**	**-**	**26,971,878**
(680,600)		**(9,541,310)**			**(10,246,810)**
		(23,062,503)			**(23,062,503)**
-		**-**	**1,118,208**	**-**	**1,118,208**
-	**$106,761,195**	**106,761,195**	**-**	**-**	**106,761,195**
-	**707,827**	**-**	**-**	**-**	**-**
-	**17,753,174**	**-**	**-**	**-**	**-**
-	**18,461,001**	**-**	**-**	**18,461,001**	**18,461,001**
-	**$125,222,196**	**-**	**-**	**-**	**-**
$152,874,325		**$528,358,825**	**$ (4,658,450)**	**$12,446,182**	**$693,643,331**

Consolidated Statements of Cash Flows

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$106,761,195**	$ 85,771,291	$ 65,216,500
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**20,426,207**	18,631,600	15,192,818
Loss on disposal of assets	**75,626**	11,180	152,757
Gain on sale of investments	**(5,181,804)**	(2,961,036)	(1,595,634)
Loss on sale of investments	**6,228,566**	5,361,194	1,259,381
Deferred income taxes	**1,951,787**	3,701,475	1,035,648
Amortization of deferred compensation	**1,118,208**	1,082,867	940,766
Tax benefit of stock plan transactions	**5,511,458**	5,093,396	3,928,984
Change in operating assets and liabilities:			
Accounts receivable	**(23,065,443)**	(3,895,441)	3,619,730
Inventories	**(3,196,687)**	(3,336,659)	(2,317,837)
Prepaid expenses and other	**(3,910,441)**	1,576,617	(3,374,477)
Accounts payable	**6,465,385**	2,414,789	50,782
Accrued liabilities	**3,398,938**	5,659,842	1,243,370
Net cash provided by operating activities	**116,582,995**	119,111,115	85,352,788
CASH FLOWS FROM INVESTING ACTIVITIES:			
Activity in held-to-maturity securities:			
Sales proceeds	**-**	-	-
Maturities and calls	**57,571,539**	64,322,716	25,658,600
Purchases	**(122,262,019)**	(93,072,612)	(28,828,709)
Activity in available-for-sale securities:			
Sales proceeds	**120,578,082**	15,137,464	9,697,480
Maturities and calls	**91,489,195**	-	-
Purchases	**(87,494,979)**	(55,600,063)	(25,162,596)
Plant and equipment additions	**(22,248,009)**	(32,560,646)	(45,298,429)
Proceeds from sale of plant and equipment	**72,000**	189,926	1,248,287
Increase in other assets	**(167,174)**	(953,277)	(953,486)
Net cash provided by (used for) investing activities	**37,538,635**	(102,536,492)	(63,638,853)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock from stock plan transactions	**21,460,422**	12,474,767	7,875,203
Cash dividends paid	**(11,506,382)**	-	-
Repurchases of common stock	**(10,246,810)**	-	-
Net cash provided by (used for) financing activities	**(292,770)**	12,474,767	7,875,203
NET INCREASE IN CASH AND CASH EQUIVALENTS	**153,828,860**	29,049,390	29,589,138
CASH AND CASH EQUIVALENTS, Beginning of year	**168,834,111**	139,784,721	110,195,583
CASH AND CASH EQUIVALENTS, End of year	**$322,662,971**	$168,834,111	$139,784,721

The accompanying notes are an integral part of these consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The Company. Gentex Corporation designs, develops, manufactures and markets proprietary electro-optical products: automatic-dimming rearview mirrors for the automotive industry and fire protection products for the commercial building industry. A substantial portion of the Company's net sales and accounts receivable result from transactions with domestic and foreign automotive manufacturers and tier one suppliers. The Company's fire protection products are primarily sold to domestic distributors and original equipment manufacturers of fire and security systems. The Company does not require collateral or other security for trade accounts receivable.

Significant accounting policies of the Company not described elsewhere are as follows:

Consolidation. The consolidated financial statements include the accounts of Gentex Corporation and all of its wholly-owned subsidiaries (together the "Company"). All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents. Cash equivalents consist of funds invested in bank accounts that have daily liquidity.

Investments. At December 31, 2003, investment securities are available for sale and are stated at fair value based on quoted market prices. Adjustments to the fair value of investments are recorded as increases or decreases, net of income taxes, within accumulated other comprehensive income (loss) in shareholders' investment. During 2003, in order to avoid the registration requirements of the Investment Company Act of 1940, the Company changed its intent to hold certain of its held-to-maturity investments and therefore reclassified investments in debt securities with a net carrying value of approximately $202,000,000 to available-for-sale. The unrealized gain on these securities, net of income taxes, was approximately $1,000,000 at the time of the reclassification and was recorded in accumulated other comprehensive income within shareholders' investment. Prior to 2003, these debt securities were carried at amortized cost.

The amortized cost, unrealized gains and losses, and market value of investment securities are shown as of December 31, 2003 and 2002:

		Unrealized		
2003	Cost	Gains	Losses	Market Value
U.S. Government	**$ 64,781,167**	**$ 110,504**	**$ (651)**	**$ 64,891,020**
Municipal Bonds	**4,005,355**	**16,096**	**-**	**4,021,451**
Certificates of Deposit	**27,565,196**	**-**	**-**	**27,565,196**
Corporate Bonds	**20,628,265**	**454,547**	**-**	**21,082,812**
Other Fixed Income	**1,509,322**	**-**	**-**	**1,509,322**
Equity	**80,129,204**	**18,361,872**	**(1,001,258)**	**97,489,818**
	$198,618,509	**$18,943,019**	**$ (1,001,909)**	**$216,559,619**
2002				
U.S. Government	$ 36,886,208	$ 951,293	-	$ 37,837,501
Municipal Bonds	34,083,850	627,632	(6,596)	34,704,886
Certificates of Deposit	64,035,770	-	-	64,035,770
Corporate Bonds	38,216,594	862,248	(36,613)	39,042,229
Other Fixed Income	2,050,126	-	-	2,050,126
Equity	84,274,542	1,738,031	(12,060,791)	73,951,782
	$259,547,090	$ 4,179,204	$(12,104,000)	$251,622,294

Unrealized losses on investments as of December 31, 2003, are as follows:

	Aggregate Unrealized Losses	Aggregate Fair Value
Less than one year	$591,585	$11,096,058
Greater than one year	410, 324	2,357,655

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Management has reviewed the unrealized losses in the Company's fixed-income and equity securities as of December 31, 2003, and has determined that they are temporary in nature; accordingly, no losses have been recognized in income as of December 31, 2003.

Fixed income securities as of December 31, 2003, have contractual maturities as follows:

Due within one year	$ 70,637,070
Due between one and five years	47,558,593
Due over five years	293,642
	$118,489,305

Fair Value of Financial Instruments. The Company's financial instruments consist of cash and cash equivalents, investments, accounts receivable and accounts payable. The Company's estimate of the fair values of these financial instruments approximates their carrying amounts at December 31, 2003 and 2002.

Inventories. Inventories include material, direct labor and manufacturing overhead and are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consisted of the following as of December 31, 2003 and 2002:

	2003	2002
Raw materials	**$11,041,622**	$ 9,911,022
Work-in-process	**2,401,500**	1,744,372
Finished goods	**7,495,574**	6,086,615
	$20,938,696	$17,742,009

Allowances for slow-moving and obsolete inventories were not significant as of December 31, 2003 and 2002.

Plant and Equipment. Plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes using the straight-line method, with estimated useful lives of 7 to 40 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

Impairment or Disposal of Long-Lived Assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Patents. The Company's policy is to capitalize costs incurred to obtain patents. The cost of patents is amortized over their useful lives. The cost of patents in process is not amortized until issuance. Accumulated amortization was approximately $2,876,000 and $2,726,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, patents have a weighted average amortization life of 12 years. Patent amortization expense was approximately $150,000, $393,000 and $238,000, in 2003, 2002 and 2001, respectively. For each of the next five years, patent amortization expense will approximate $180,000 annually.

Revenue Recognition. The Company's revenue is generated from sales of its products. Sales are recognized when the product is shipped and legal title has passed to the customer.

Advertising and Promotional Materials. All advertising and promotional costs are expensed as incurred and amounted to approximately $886,000, $904,000 and $653,000, in 2003, 2002 and 2001, respectively.

Repairs and Maintenance. Major renewals and improvements of property and equipment are capitalized, and repairs and maintenance are expensed as incurred. The Company incurred expenses relating to the repair and maintenance of plant and equipment of approximately $4,169,000, $3,761,000 and $3,780,000, in 2003, 2002 and 2001, respectively.

Self-Insurance. The Company is self-insured for a portion of its risk on workers' compensation and employee medical costs. The arrangements provide for stop loss insurance to manage the Company's risk. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported.

Product Warranty. The Company periodically incurs product warranty costs. Any liabilities associated with product warranty are estimated based on known facts and circumstances and are not significant at December 31, 2003 and 2002. The Company does not offer extended warranties on its products.

Earnings Per Share. The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share (EPS) for each of the last three years:

	2003	2002	2001
Numerators:			
Numerator for both basic and diluted EPS, net income	**$106,761,195**	$85,771,291	$65,216,500
Denominators:			
Denominator for basic EPS, weighted-average common shares outstanding	**76,584,876**	75,515,271	74,778,518
Potentially dilutive shares resulting from stock option plans	**1,099,614**	1,087,131	1,093,268
Denominator for diluted EPS	**77,684,490**	76,602,402	75,871,786

For the years ended December 31, 2003, 2002 and 2001, 268,994, 645,859 and 490,508 shares related to stock option plans were not included in diluted average common shares outstanding because their effect would be antidilutive.

Other Comprehensive Income (Loss). Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for unrealized gains and losses on certain investments and foreign currency translation adjustments. The changes in the components of other comprehensive income (loss) are as follows:

Years Ended December 31,	**2003**		2002		2001	
	Pre-Tax Amount	**Tax Exp. (Credit)**	Pre-Tax Amount	Tax Exp. (Credit)	Pre-Tax Amount	Tax Exp. (Credit)
Unrealized Gain (Loss) on Securities	**$27,312,575**	**$9,559,401**	$(15,266,964)	$(5,343,438)	$(1,604,391)	$(561,537)
Foreign Currency Translation Adjustments	**1,088,965**	**381,138**	216,982	75,944	(33,278)	(11,647)
Other Comprehensive Income (Loss)	**$28,401,540**	**$9,940,539**	$(15,049,982)	$(5,267,494)	$(1,637,669)	$(573,184)

Foreign Currency Translation. The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses arising from re-measuring foreign currency transactions into the appropriate currency are included in the determination of net income.

Stock-Based Compensation Plans. At December 31, 2003, the Company has two stock option plans and an employee stock purchase plan, which are described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income for these plans, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Stock-Based Compensation Plans, continued

	2003	2002	2001
Net income, as reported	**$106,761,195**	$85,771,291	$65,216,500
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	**(10,505,316)**	(8,084,607)	(7,003,826)
Pro forma net income	**$ 96,255,879**	$77,686,684	$58,212,674
Earnings per share:			
Basic – as reported	**$ 1.39**	$ 1.14	$ 0.87
Basic – pro forma	**1.26**	1.03	0.78
Diluted – as reported	**$ 1.37**	$ 1.12	$ 0.86
Diluted – pro forma	**1.25**	1.01	0.77

The fair value of each option grant in the Employee Stock Option Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 2.9, 2.9 and 4.4 percent; expected dividend yields, where applicable of 1.6, 0.0 and 0.0 percent; expected lives of 4, 4 and 5 years; expected volatility of 52, 53 and 54 percent.

The fair value of each option grant in the Nonemployee Director Stock Option Plans was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 4.0, 4.0 and 5.1 percent; expected dividend yields, where applicable of 1.5, 0.0 and 0.0 percent; expected lives of 9, 9 and 9 years; expected volatility of 52, 53 and 54 percent.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards. In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This standard clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statement," and addresses consolidation by business enterprise of variable interest entities. Interpretation No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. Interpretation No. 46 also enhances the disclosure requirements related to variable interest entities. This interpretation is effective for any variable interest entered into by the Company as of the end of the first quarter of 2004. The adoption of Interpretation No. 46 is not expected to have any significant effect on the Company's consolidated financial position or results of operations.

(2) LINE OF CREDIT

The Company has available an unsecured $5,000,000 line of credit from a bank at an interest rate equal to the lower of the bank's prime rate or 1.5% above the LIBOR rate. No borrowings were outstanding under this line in 2003 or 2002. No compensating balances are required under this line.

(3) INCOME TAXES

The provision for income taxes is based on the earnings reported in the accompanying consolidated financial statements. The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the cumulative temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. Deferred income tax expense is measured by the net change in deferred income tax assets and liabilities during the year.

The components of the provision for income taxes are as follows:

	2003	2002	2001
Currently payable:			
Federal	**$48,976,000**	$37,188,500	$30,084,000
State	**501,000**	321,000	104,000
Foreign	**(26,000)**	91,000	177,000
Total	**49,451,000**	37,600,500	30,365,000
Net deferred:			
Primarily federal	**1,952,000**	3,701,000	1,036,000
Provision for income taxes	**$51,403,000**	$41,301,500	$31,401,000

The currently payable provision is further reduced by the tax benefits associated with the exercise, vesting or disposition of stock under the stock plans described in Note 6. These reductions totaled approximately $5,511,000, $5,093,000 and $3,929,000, in 2003, 2002 and 2001, respectively, and were recognized as an adjustment of additional paid-in capital.

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2003	2002	2001
Statutory federal income tax rate	**35.0 %**	35.0 %	35.0 %
State income taxes, net of federal income tax benefit	**0.3**	0.2	0.1
Foreign source exempted income	**(2.5)**	(2.4)	(2.2)
Tax-exempt investment income	**(0.2)**	(0.2)	(0.3)
Other	**(0.1)**	(0.1)	(0.1)
Effective income tax rate	**32.5 %**	32.5 %	32.5 %

The tax effect of temporary differences which give rise to deferred income tax assets and liabilities at December 31, 2003 and 2002, are as follows:

	2003		2002	
	Current	**Non-Current**	Current	Non-Current
Assets:				
Accruals not currently deductible	**$2,276,831**	**$ 287,403**	$1,462,530	$ 274,803
Deferred compensation	**-**	**908,863**	-	842,053
Unrealized loss on investments	**-**	**-**	-	3,280,013
Other	**1,952,073**	**5,410**	2,152,859	5,960
Total deferred income tax assets	**4,228,904**	**1,201,676**	3,615,389	4,402,829
Liabilities:				
Excess tax over book depreciation	**-**	**(12,572,140)**	-	(10,317,831)
Patent costs	**-**	**(756,102)**	-	(557,268)
Unrealized gain on investments	**-**	**(6,279,389)**	-	-
Other	**(614,587)**	**-**	(423,568)	-
Net deferred incomes taxes	**$3,614,317**	**$(18,405,955)**	$3,191,821	$(6,472,270)

Income taxes paid in cash were approximately $46,243,000, $30,828,000 and $26,546,000, in 2003, 2002 and 2001, respectively.

(4) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan in which substantially all of its employees may participate. The plan includes a provision for the Company to match a percentage of the employee's contributions at a rate determined by the Company's Board of Directors. In 2003, 2002 and 2001, the Company's contributions were approximately $1,110,000, $955,000 and $718,000, respectively.

The Company does not provide health care benefits to retired employees.

(5) SHAREHOLDER PROTECTION RIGHTS PLAN

The Company has a Shareholder Protection Rights Plan (the Plan). The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase Right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $110, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile takeover circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.005 per Right and, unless earlier redeemed, will expire on March 29, 2011. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees, automatically become void.

(6) STOCK-BASED COMPENSATION PLANS

In 2003, an Employee Stock Purchase Plan covering 1,600,000 shares expired, and a new Employee Stock Purchase Plan covering 600,000 shares was approved. The Company has sold to employees 47,905 shares, 44,009 shares and 45,463 shares under the old plan in 2003, 2002 and 2001, respectively, and has sold a total of 31,517 shares under the new plan through December 31, 2003. The Company sells shares at 85% of the stock's market price at date of purchase. The weighted average fair value of shares sold in 2003, 2002 and 2001, was approximately $27.92, $24.86 and $20.75, respectively.

The Company may grant options for up to 9,000,000 shares under its Employee Stock Option Plan. The Company has granted options on 8,483,176 shares (net of shares from canceled options) through December 31, 2003. Under the Plan, the option exercise price equals the stock's market price on date of grant. The options vest after one to five years, and expire after two to seven years.

A summary of the status of the Company's employee stock option plan at December 31, 2003, 2002 and 2001, and changes during the years then ended is presented in the table and narrative below:

	2003		2002		2001	
	Shares (000)	**Wtd. Avg. Ex. Price**	Shares (000)	Wtd. Avg. Ex. Price	Shares (000)	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	**4,270**	**$25**	4,144	$21	3,901	$18
Granted	**1,299**	**34**	1,132	29	1,017	26
Exercised	**(982)**	**20**	(914)	13	(754)	9
Forfeited	**(36)**	**28**	(92)	26	(20)	24
Outstanding at End of Year	**4,551**	**29**	4,270	25	4,144	21
Exercisable at End of Year	**1,595**	**25**	1,682	22	1,792	16
Weighted Avg. Fair Value of Options Granted		**$14**		$14		$13

Options Outstanding and Exercisable by Price Range As of December 31, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Shares Outstanding (000)	Remaining Contractual Life	Wtd. Avg. Ex. Price	Shares Exercisable (000)	Wtd. Avg. Ex. Price
$ 1 - $25	960	2	$21	644	$19
$26 - $30	2,065	3	27	675	27
$31 - $43	1,526	4	36	276	35
Total	4,551	3	29	1,595	25

In 2002, a Nonemployee Director Stock Option Plan covering 2,000,000 shares expired, and a new Director Plan covering 500,000 shares of common stock was approved. The Company has granted options on 88,620 shares (net of shares from canceled options) under the new Director Plan through December 31, 2003. Under the director plans, the option exercise price equals the stock's market price on date of grant. The Director Plan options vest after six months, and all expire after ten years.

A summary of the status of the Director Plans at December 31, 2003, 2002 and 2001, and changes during the years then ended is presented in the table and narrative below:

	2003		2002		2001	
	Shares (000)	**Wtd. Avg. Ex. Price**	Shares (000)	Wtd. Avg. Ex. Price	Shares (000)	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	**424**	**$13**	469	$10	476	$ 9
Granted	**53**	**32**	35	32	25	27
Exercised	**(164)**	**10**	(80)	3	(32)	1
Expired	**-**	**-**	-	-	-	-
Outstanding at End of Year	**313**	**18**	424	13	469	10
Exercisable at End of Year	**310**	**18**	424	13	469	10
Weighted Avg. Fair Value of Options Granted		**$21**		$21		$20

Options Outstanding and Exercisable by Price Range As Of December 31, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Shares Outstanding (000)	Remaining Contractual Life	Wtd. Avg. Ex. Price	Shares Exercisable (000)	Wtd. Avg. Ex. Price
$ 1 - $20	180	2	$ 9	180	$ 9
$21 - $41	133	8	31	130	31
	313	5	18	310	18

In 2001, a restricted stock plan covering 1,600,000 shares expired, and a new restricted stock plan covering 500,000 shares of common stock was approved, the purpose of which is to permit grants of shares, subject to restrictions, to key employees of the Company as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plans entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the Board of Directors, but may not exceed ten years. During 2003, 2002 and 2001, 78,100, 37,900 and 57,800, shares, respectively, were granted with a restriction period of five years at market prices ranging from $25.64 to $43.00 in 2003, $27.47 to $32.30 in 2002 and $23.59 to $26.97 in 2001. The related expense is reflected as a deferred compensation component of shareholders' investment in the accompanying consolidated financial statements and is being amortized over the applicable restriction periods.

(7) CONTINGENCIES

From time to time, the Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or future results of operations of the Company.

(8) SEGMENT REPORTING

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" requires that a public enterprise report financial and descriptive information about its reportable operating segments subject to certain aggregation criteria and quantitative thresholds. Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance.

	2003	2002	2001
Revenue:			
Automotive Products			
U.S.	**$238,608,596**	$203,691,964	$153,685,309
Germany	**69,787,290**	70,710,037	63,245,473
Japan	**53,004,947**	44,797,340	23,823,498
Other	**84,913,322**	55,050,622	48,669,920
Fire Protection Products	**22,705,210**	21,008,473	20,880,796
Total	**$469,019,365**	$395,258,436	$310,304,996
Income from Operations:			
Automotive Products	**$142,001,646**	$111,448,849	$ 78,041,939
Fire Protection Products	**4,573,630**	3,751,312	4,017,303
Total	**$146,575,276**	$115,200,161	$ 82,059,242
Assets:			
Automotive Products	**$184,208,278**	$154,685,204	$144,204,490
Fire Protection Products	**4,768,620**	4,035,944	3,779,501
Other	**573,552,868**	450,451,519	358,838,807
Total	**$762,529,766**	$609,172,667	$506,822,798
Depreciation & Amortization:			
Automotive Products	**$ 18,275,655**	$ 16,930,161	$ 13,699,709
Fire Protection Products	**255,301**	260,823	294,956
Other	**1,895,251**	1,440,616	1,198,15
Total	**$ 20,426,207**	$ 18,631,600	$ 15,192,818
Capital Expenditures:			
Automotive Products	**$ 22,126,904**	$ 19,236,000	$ 39,383,150
Fire Protection Products	**98,705**	442,593	280,251
Other	**22,400**	12,882,053	5,635,028
Total	**$ 22,248,009**	$ 32,560,646	$ 45,298,429

Other assets are principally cash, investments, deferred income taxes, and corporate fixed assets. Substantially all long-lived assets are located in the U.S.

Automotive Products revenues in the "Other" category are sales to U.S. automotive manufacturing plants in Canada, Mexico and other foreign automotive customers. Nearly all non-U.S. sales are invoiced and paid in U.S. dollars. During 2003, approximately 6% of the Company's net sales were invoiced and paid in European euros.

During the years presented, the Company had three automotive customers, which individually accounted for 10% or more of net sales as follows

	Customer		
	#1	#2	#3
2003	**38%**	**13%**	**12%**
2002	39%	15%	10%
2001	38%	18%	*

*Less than 10%

Report of Independent Auditors

To the Board of Directors and Shareholders of Gentex Corporation:

We have audited the accompanying consolidated balance sheets of Gentex Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentex Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Grand Rapids, Michigan
January 23, 2004

Information Regarding Common Stock

The Company's common stock trades on The Nasdaq Stock Market®. As of February 1, 2004, there were 2,375 record-holders of the Company's common stock. Ranges of high and low sale prices of the Company's common stock reported through The Nasdaq Stock Market for the past two fiscal years appear in the following table.

YEAR	QUARTER	HIGH	LOW
2002	First	$ 32.83	$ 26.31
	Second	33.50	25.15
	Third	32.02	23.65
	Fourth	32.90	23.52
2003	**First**	**32.68**	**23.90**
	Second	**33.50**	**25.03**
	Third	**39.44**	**29.83**
	Fourth	**44.98**	**34.46**

In August 2003, the Company announced a change in the Company's cash dividend policy and declared an initial cash dividend of $0.15 per share payable in October. In November 2003, the Company's Board of Directors approved a continuing resolution to pay a quarterly dividend of $0.15 per share until the Board takes other action with respect to the payment of dividends. Based on current U.S. income tax laws, the Company intends to pay a quarterly cash dividend at its current level.

Quarterly Results of Operations

(in thousands, except per share data)

	First		Second		Third		Fourth	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net Sales	**$115,309**	$89,048	**$116,917**	$97,346	**$112,879**	$101,516	**$123,915**	$107,347
Gross Profit	**48,116**	35,191	**48,282**	39,065	**47,085**	40,695	**53,018**	44,696
Operating Income	**36,382**	24,565	**35,880**	28,198	**34,448**	29,579	**39,866**	32,859
Net Income	**25,909**	18,953	**26,090**	21,311	**25,681**	21,427	**29,081**	24,080
Earnings Per Share*	**$ .34**	$ .25	**$ .34**	$ .28	**$ .33**	$ .28	**$ .37**	$ .31

*Diluted

Stock Performance Summary

The following graph depicts the cumulative total return on the Company's common stock compared to the cumulative total return on The NASDAQ Stock Market® index (all U.S. companies) and the Dow Jones Index for Automobile Parts and Equipment Companies (excluding tire and rubber makers). The graph assumes an investment of $100 on the last trading day of 1998, and reinvestment of dividends in all cases.



The Nasdaq Stock Market (U.S. Companies)
Dow Jones auto Parts & Equipment Companies (Excluding Tire and Rubber Makers)
Gentex Corporation
$250
200
150
100
50
0
12/31/98
12/31/99
12/29/00
12/31/01
12/31/02
12/31/03

15-Year Summary of Financial Data

Summary of Operations For The Year	**2003**	2002	2001	2000	1999	1998
Net Sales	**$469,019**	$395,258	$310,305	$297,421	$262,155	$222,292
Cost of goods sold	**272,518**	235,611	188,302	172,468	148,820	131,901
Gross profit	**196,501**	159,647	122,003	124,953	113,335	90,391
Gross profit margin	**41.9 %**	40.4 %	39.3 %	42.0 %	43.2 %	40.7 %
Research and development expenses	**26,614**	22,973	20,685	16,901	13,755	10,984
Selling, general & administrative expenses	**23,312**	21,474	19,259	17,641	14,058	12,065
Operating income	**146,575**	115,200	82,059	90,411	85,522	67,343
Percent of net sales	**31.3 %**	29.1 %	26.4 %	30.4 %	32.6 %	30.3 %
Interest expense	**-**	-	-	-	-	-
Interest and other income	**11,589**	11,873	14,558	14,112	10,693	7,320
Income before taxes	**158,164**	127,073	96,618	104,523	96,216	74,663
Percent of net sales	**33.7 %**	32.1 %	31.1 %	35.1 %	36.7 %	33.6 %
Income taxes	**51,403**	41,302	31,401	33,979	31,352	24,356
Tax rate	**32.5 %**	32.5 %	32.5 %	32.5 %	32.6 %	32.6 %
Net income	**106,761**	85,771	65,217	70,544	64,864	50,307
Percent of net sales	**22.8 %**	21.7 %	21.0 %	23.7 %	24.7 %	22.6 %
Return on average equity	**16.8 %**	16.3 %	14.8 %	19.6 %	23.4 %	24.5 %
Earnings per share – diluted	**$ 1.37**	$ 1.12	$ 0.86	$ 0.93	$ 0.86	$ 0.68
Price/earnings ratio range	**33-17**	30-21	40-21	43-17	41-19	32-16
Wtd. avg. common shares outstanding – diluted	**77,684**	76,602	75,872	75,518	74,996	73,617
Capital expenditures	**22,248**	32,561	45,298	21,617	21,968	24,596

Financial Position At Year-End	**2003**	2002	2001	2000	1999	1998
Cash and short-term investments	**$393,607**	$215,651	$205,644	$138,443	$ 94,734	$ 74,063
Long-term investments	**145,616**	203,359	132,771	153,016	125,817	78,744
Total current assets	**485,349**	276,798	259,858	190,556	138,216	115,357
Total current liabilities	**50,480**	29,060	20,985	19,691	16,470	14,847
Working capital	**434,869**	247,738	238,873	170,865	121,746	100,510
Plant and equipment - net	**126,807**	124,983	110,862	81,920	71,338	59,360
Total assets	**762,530**	609,173	506,823	428,129	337,673	254,890
Long-term debt, including current maturities	**-**	-	-	-	-	-
Shareholders' investment	**693,643**	573,640	479,001	402,104	317,051	237,008
Debt/equity ratio (including current maturities)	**-**	-	-	-	-	-
Common shares outstanding	**77,041**	76,221	75,172	74,291	73,412	72,259
Book value per share	**$ 9.00**	$ 7.53	$ 6.37	$ 5.41	$ 4.32	$ 3.28
Cash dividends declared per share	**0.30**	-	-	-	-	-

In thousands, except ratios, share and per share data and percentages. All per share data has been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued to shareholders in June 1993, June 1996 and June 1998.

Total Assets (in millions)


$800
600
400
200
0
1999
2000
2001
2002
2003

Book Value Per Share


$10
8
6
4
2
0
1999
2000
2001
2002
2003

Shareholders' Investment (in millions)


$800
600
400
200
0
1999
2000
2001
2002
2003

1997	1996	1995	1994	1993	1992	1991	1990	1989
$186,328	$148,708	$111,566	$89,762	$63,664	$45,106	$26,893	$21,203	$23,759
118,941	93,583	67,767	51,319	38,452	28,949	18,080	14,535	16,115
67,387	55,125	43,799	38,443	25,212	16,157	8,813	6,668	7,644
36.2 %	37.1 %	39.3 %	42.8 %	39.6 %	35.8 %	32.8 %	31.4 %	32.2 %
9,079	7,538	5,958	4,904	4,176	3,840	2,308	1,702	1,375
10,825	15,748[1]	12,879	10,567	7,182	5,458	4,628	4,450	3,569
47,482	31,840	24,962	22,972	13,854	6,860	1,876	516	2,700
25.5 %	21.4 %	22.4 %	25.6 %	21.8 %	15.2 %	7.0 %	2.4 %	11.4 %
-	-	-	-	8	173	511	499	224
4,707	3,642	2,969	1,698	900	874	1,295	1,165	592
52,189	35,482	27,931	24,670	14,746	7,561	2,660	1,183	3,069
28.0 %	23.9 %	25.0 %	27.5 %	23.2 %	16.8 %	9.9 %	5.6 %	12.9 %
16,959	11,519	9,036	8,204	4,901	2,495	794	65	979
32.5 %	32.5 %	32.4 %	33.3 %	33.2 %	33.0 %	29.8 %	5.5 %	31.9 %
35,230	23,963[3]	18,895	16,466	9,845	5,066	1,654[2]	1,118	2,090
18.9 %	16.1 %	16.9 %	18.3 %	15.5 %	11.2 %	6.1 %	5.3 %	8.8 %
23.4 %	21.5 %[3]	22.7 %	27.2 %	23.2 %	15.9 %	6.1 %	4.5 %	12.2 %
$ 0.49	0.34[3]	$ 0.28	$ 0.24	$ 0.15	$ 0.08	$ 0.03	$ 0.02	$ 0.04
28-17	40-16	25-14	36-19	60-17	41-21	64-23	95-34	47-15
71,962	71,025	68,511	67,975	66,975	64,382	62,133	61,167	54,091
16,383	16,424	4,862	6,160	3,393	4,192	2,218	2,401	4,106

$ 41,131	$ 48,534	$ 34,277	$19,331	$13,307	$ 7,751	$14,294	$10,914	$14,138
70,291	33,945	32,146	26,282	13,612	6,981	4,330	6,060	1,090
75,919	72,696	68,611	36,685	27,067	17,812	20,763	15,643	20,117
14,591	11,361	14,050	8,986	5,530	4,044	8,636	1,685	1,854
61,328	61,335	42,011	27,699	21,537	13,768	12,127	13,958	18,263
42,239	31,575	18,942	17,173	13,699	12,504	10,125	9,350	8,003
189,783	140,378	109,244	80,739	55,191	40,256	37,231	33,877	35,529
-	-	-	-	-	-	6,095	6,114	6,131
173,205	127,804	94,672	71,375	49,547	35,450	28,195	25,940	24,249
-	-	-	-	-	-	22	24	25
70,798	69,499	67,583	66,038	64,847	63,509	62,129	61,112	60,364
$ 2.45	$ 1.84	$ 1.40	$ 1.08	$ 0.76	$ 0.56	$ 0.45	$ 0.42	$ 0.40
-	-	-	-	-	-	-	-	-

[1]Includes litigation settlements of $4,000,000 in 1996.

[2]Includes a non-recurring, extraordinary, after-tax charge of $221,000, or one cent per share, due to the costs associated with the mandatory redemption of $6 million in Industrial Development Revenue Bonds.

[3]Excluding the patent litigation settlement, net income would have been $26,643,000; earnings per share would have been $0.38; and ROE would have been 24.0%.

Corporate Headquarters

Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Analyst/Investor Contact

Connie Hamblin,
Corporate Secretary and Vice President, Investor Relations and Corporate Communications
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Legal Counsel

Varnum Riddering, Schmidt and Howlett LLP
Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49503

Auditors

Ernst & Young LLP
Suite 1000
171 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

Form 10-K

The Company's Annual Report filed with the Securities Exchange Commission on Form 10-K will be provided without charge to any shareholder upon written request. It is also available electronically through the Company's Web site at http://www.gentex.com.

Gentex Common Stock

The Company's common stock trades on The Nasdaq Stock Market® under the symbol GNTX. The common stock has traded over the counter since December 1981. As of February 1, 2004, the Company's 77,049,751 shares of common stock were owned by 2,375 recordholders.

The Company does not have a direct stock purchase plan. Shares of the Company's common stock must be purchased through a stock broker or other registered securities representative.

Inquiries or address changes related to stock certificates should be directed to American Stock Transfer & Trust Company at the address below.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

Annual Meeting

The Annual Meeting of Shareholders of Gentex Corporation will be held at 4:30 p.m. EDST, Tuesday, May 13, 2004, at The Pinnacle Center, Hudsonville, Michigan.

Vote Your Shares Online

Refer to the inside front cover of this report for instructions on how to vote your shares on the Internet next year.

Gentex Market Participants

As of February 1, 2004:

- A.G. Edwards & Sons, Inc.
- Alternate Display Facility
- American Stock Exchange
- Archipelago Exchange (The)
- Banc of America Securities
- Bear, Stearns & Co., Inc.
- Bernard L. Madoff
- Boston Stock Exchange
- BrokerageAmerica LLC
- B-Trade Services LLC
- Cantor, Fitzgerald & Co.
- Citigroup Global Markets, Inc.
- Credit Suisse First Boston
- Crown Financial Group
- Deutsche Banc Alex Brown
- Fidelity Capital Markets
- Friedman Billings Ramsey & Co.
- Goldman, Sachs & Co.
- J.J.B. Hilliard, W.L. Lyons
- Jefferies & Company, Inc.
- J.P. Morgan Securities, Inc.
- Knight Equity Markets, L.P.
- Lehman Brothers, Inc.
- McDonald Investments, Inc.
- Merrill Lynch, Pierce, Fenner
- Morgan Stanley & Co., Inc.
- NatCity Investments, Inc.
- National Stock Exchange
- Pershing Trading Company
- Prudential Equity Group, Inc.
- Raymond, James & Associates
- Robert W. Baird & Co., Inc.
- Sanford C. Bernstein & Co.
- Schwab Capital Markets
- S.G. Cowen Securities
- Susquehanna Capital Group
- THE BRUT ECN, LLC
- The Robinson Humphrey Co.
- Thomas Weisel Partners
- Timber Hill, Inc.
- Track ECN
- UBS Securities LLC
- Wachovia Capital Markets
- Weeden and Co., Inc.
- Wien Securities Corp.
- William Blair & Co.

Directors and Officers 2003



Officers (shown above)

[1] Enoch Jen, 52
Vice President, Finance

[2] Garth Deur, 47
Executive Vice President

[3] Dennis Alexejun, 52
Vice President, North American Automotive Marketing

[4] Bob Knapp, 56
Vice President, Electrical Engineering

[5] Tom Guarr, 46
Vice President, Chemical Research

[6] John Van Haitsma, 60
Vice President, Human Resources

[7] Bill Tonar, 52
Vice President, Advanced Materials and Process Development

[8] John Arnold, 51
Vice President, Operations

[9] Jim Hollars, 59
Senior Vice President, International

[10] John Carter, 56
Vice President, Mechanical Engineering

[11] Connie Hamblin, 42
Corporate Secretary and Vice President, Investor Relations and Corporate Communications

[12] Steve Dykman, 38
Treasurer and Director, Accounting and Finance

[13] Scott Edwards, 50
Vice President, Fire Protection Products

[14] Tom Ludema, 54
Vice President, Quality Assurance

[15] Fred Bauer, 61
Chairman of the Board and Chief Executive Officer

Not pictured:
Bill Ryckbost, 50
Vice President, Purchasing and Logistics

Bruce Los, 48
Vice President, Human Resources


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15

Directors

Fred Bauer, 61
Chairman of the Board and Chief Executive Officer, Gentex Corporation, Zeeland, Michigan

Gary Goode, 59
Retired Audit Partner, Arthur Anderson LLP
Grand Rapids, Michigan

Kenneth La Grand, 63
Retired Executive Vice President, Gentex Corporation, Zeeland, Michigan

Arlyn Lanting, 63
Vice President, Finance, Aspen Enterprises, Ltd. (investments)
Grand Rapids, Michigan

John Mulder, 67
Retired Vice President, Customer Relations, Gentex Corporation, Livonia, Michigan

Frederick Sotok, 69
Retired Executive Vice President and Chief Operating Officer, Prince Corporation (manufacturer of automotive interior parts that was acquired by Johnson Controls, Inc. in 1996)
Holland, Michigan

Ted Thompson, 74
Retired Chairman of the Board, X-Rite Incorporated (manufacturer of light and color-measuring instruments)
Grandville, Michigan

Wallace Tsuha, 60
Chairman of the Board and Chief Executive Officer, Saturn Electronics and Engineering, Inc.
(global supplier of automotive electronics)
Auburn Hills, Michigan

Leo Weber, 74
Retired President, Robert Bosch Corporation (manufacturer of sophisticated automotive components)
Farmington Hills, Michigan



GENTEX
CORPORATION

A Smarter Vision®

600 N. Centennial St.
Zeeland, MI 49464
Phone: 616-772-1800
Fax: 616-772-7348
Web: www.gentex.com

Printed in USA